Exhibit 99.1

NYSE-A:ROY	NR 09-06
TSX:IRC	APRIL 9, 2009

INTERNATIONAL ROYALTY

RESTRUCTURES HOLDING OF CERTAIN ROYALTIES FOR ENHANCED CASH FLOW

DENVER, COLORADO - April 9, 2009 - International Royalty Corporation (TSX: IRC, NYSE-A: ROY) (“IRC” or the “Company”) announced today that it had completed a restructuring of the holding of certain royalties which will improve cash flow by allowing the offset of available resource and other deductions against royalty income.

On April 9, 2009 IRC, through its wholly owned subsidiary Voisey's Bay Holding Corporation, completed an investment of US$160 million to acquire all of the common shares of McWatters Mining Inc. (“McWatters”) representing a 45% voting interest.  Specifically, pursuant to the terms of the Plan of Arrangement of McWatters which was effective on June 2, 2008, these common shares are entitled to 45% of the votes of all McWatters voting shares outstanding and currently one of the three directors of McWatters is an officer of IRC.  A class of voting preferred shares created under that Plan of Arrangement and issued to all former common shareholders of McWatters is entitled to 55% of the votes and an aggregate of CDN$1.0 million of cumulative dividends and redemption amounts over a five-year period.  All income in excess of CDN$1.0 million will accrue to the common shares, all of which are owned by IRC.  The funds were raised by McWatters to allow it to acquire income producing assets.

Also on April 9, 2009 McWatters completed a US$160 million loan to Canadian Minerals Partnership (“CMP”), a partnership wholly owned by IRC.  This loan has a five-year term, is unsecured and bears interest at an annual rate of 11%.  The proceeds of this loan have been used by CMP to acquire certain royalty interests from IRC including the Pascua, Las Cruces, Avebury, Wolverine and Horizon royalties, as well as preferred shares in Archean Resources Ltd., another company wholly owned by IRC.  On July 31, 2008, CMP had acquired from an IRC subsidiary an 89.99% interest in the Labrador Nickel Royalty Limited Partnership, the entity owning the 3% NSR on the Voisey’s Bay nickel-copper-cobalt operation.  The result of the transaction is intended to result in a more tax-effective ownership structure which places the assets and resulting resource and other deductions in the entity earning the income derived from the Voisey’s Bay royalty.

McWatters was reorganized effective on June 2, 2008, and pursuant to a proposal with its creditors, substantially all of its unsecured creditor claims were acquired by CFT Capital Inc. (“CFT”), and the balance of such claims have been settled.  As a condition of the purchase of McWatters shares, a portion of the liability to CFT was forgiven and the remaining CDN$7.3 million will be payable out of 6% of available cash flow of McWatters.  McWatters has no other liabilities and has approximately CDN$120 million of available resource deductions and tax-loss carryforwards. As of December 31, 2008, IRC had advanced US$2.2 million to CFT to fund a portion of the cost of the reorganization of McWatters.  This amount is repayable by CFT to IRC from cash flow over five years.

For financial statement purposes, IRC believes that it is required to consolidate the balance sheet and results of operations of McWatters in its Financial Statements.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral-royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua-Lama gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Amex (NYSE-A:ROY).

Further information required by securities legislation with respect to the acquisition of McWatters shares is available in an early warning report dated April 9, 2009 filed by Voisey's Bay Holding Corporation on SEDAR.  A copy of the early warning report may also be obtained by contacting Douglas B. Silver at the telephone number noted below.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information, please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, and specifically include, but are not limited to, the potential to offset resource and other deductions against royalty income, the expected tax efficiency of the ownership structure, the repayment of the debt owing to CFT Capital Inc., the consolidation of McWatters balance sheet and operations in the Company’s financial statements and other such statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the actual tax efficiency achieved through the ownership structure, potential changes in tax laws and regulations, accounting requirements and treatment, level of royalty revenues and cash flow of McWatters. IRC’s forward-looking statements in this press release regarding tax treatment, deductions accounting, available cash flow, liabilities and tax efficiencies is based on certain assumptions and interpretations. The forward-looking statements included in this document represent IRC’s views as of the date of this document and subsequent events and developments may cause IRC’s views to change. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.